                         APPLICATION FOR DEREGISTRATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see
   Instruction 1 above):

     [ ] Merger

     [ ] Liquidation

     [X] Abandonment of Registration (Note: Abandonments of Registration
         answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     American Century Avanti Funds, Inc.

3.   Securities and Exchange Commission File Nos.:   811-10217

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [ ] Initial Application        [X] Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State,
     Zip Code):

     4500 Main Street, Kansas City, Missouri 64111

6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brian L. Brogan
     American Century Investments
     4500 Main Street
     Kansas City, Missouri 64111
     (816) 340-7276

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     American Century Services, LLC
     4500 Main Street
     Kansas City, Missouri 64111
     (800) 345-2021

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management Company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware,
     Massachusetts):

     Maryland

11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     None

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     None.  The fund never made a public offering of its securities.

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes      [X] No

     If Yes, for each UIT state:
         Name(s):

         File No.: 811-______

         Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes  [X] No

         If Yes, state the date on which board vote took place:

         If No, explain:

         Though the fund was formally  organized  under the Maryland  Corporate
         Code,  it never  made a public  offering  of or issued  any  shares or commenced operations.  Because the fund was not operating,  it did not take the actions necessary to remain an active corporation under state law. The Maryland  Department of  Assessments  and Taxation  therefore annulled the charter of the fund pursuant to an administrative  action provided for in the corporate code. Because the charter was forfeited, neither the fund nor its board of directors  has authority to take any corporate actions.  This Application for Deregistration is being filed by the  original  incorporator  of the  fund to  formally  wind up its affairs.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes  [X] No

         If Yes, state the date on which the shareholder vote took place:

         If  No, explain:

         The fund has never issued any shares and therefore has never had any shareholders.

II. Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ] Yes      [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     (b) Were the distributions made on the basis of net assets?

         [ ] Yes  [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [ ] Yes  [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholders made in kind?

         [ ] Yes           [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes      [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ] Yes      [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes      [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes      [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes  [ ] No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes      [ ] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses:

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):

         (iv) Total expenses (sum of lines (i)-(iii) above):

     (b) How were those expenses allocated?

     (c) Who paid those expenses?

     (d) How did the fund pay for unamortized expenses (if any)?

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes      [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes      [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes      [X] No

     If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the
     Merger:

     (c) If the merger or reorganization agreement has been filed with the
     Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had not been filed with the
     Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned  states that (i) he has executed this Form N-8F  application for an order under section 8(f) of the  Investment  Company Act of 1940 on behalf of
American  Century Avanti Funds,  Inc.,  (ii) he is the  incorporator of American
Century Avanti Funds, Inc., and (iii) all actions by shareholders, directors and any other body  necessary to authorize the  undersigned to execute and file this
Form N-8F  application  have been taken.  The  undersigned  also states that the facts  set  forth  in this  Form  N-8F  application  are true to the best of his knowledge, information and belief.

                                         /s/ Brian L. Brogan
                                         -------------------------------------
                                         Brian L. Brogan
                                         Incorporator